UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.__)*

Intricon Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

46121H 10 9

(CUSIP Number)

Francis E. Dehel

Blank Rome LLP

One Logan Square

Philadelphia, PA 19103

(215) 569-5500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 12, 2020 **

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§  240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** See Item 1.

CUSIP No. 46121H 10 9		13D	Page 2 of 8 Pages
1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Mark Stephen Gorder
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, PF, SC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 478,657(1)
	8.	Shared Voting Power 5,000 (1)
	9.	Sole Dispositive Power 478,657 (1)
	10.	Shared Dispositive Power 5,000 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 483,657(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) approximately 5.2% (1)
14.	Type of Reporting Person (See Instructions) IN

1 As of the date of filing. See Item 5 herein.

Item 1. Security and Issuer.

This statement relates to the common stock of Intricon Corporation, a Pennsylvania corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 1260 Red Fox Road, Arden Hills, MN 55112.

Item 2. Identity and Background.

(a)           This statement is being filed by Mark S. Gorder.

(b)           The business address for Mr. Gorder is c/o Intricon Corporation, 1260 Red Fox Road, Arden Hills, MN 55112.

(c)           Mr. Gorder is a member of the board of directors of the Issuer and is the former president and chief executive officer of the issuer until his retirement on September 30, 2020.

The Issuer is an international company and joint development manufacturer (“JDM”) of micromedical components, sub-assemblies and final devices. The Company serves as a JDM partner to leading medical device original equipment manufacturers (“OEMs”) by designing, developing, engineering, manufacturing, packaging and distributing micromedical products for high growth markets, such as diabetes, peripheral vascular, interventional pulmonology, electrophysiology and hearing healthcare. The Issuer is headquartered in Arden Hills, Minnesota, and has facilities in Minnesota, Illinois, California, Singapore, Indonesia and Germany.

(d)           During the last five years, Mr. Gorder has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e)           During the last five years, Mr. Gorder has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Mr. Gorder is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

Mr. Gorder has acquired shares of common stock as follows:

●	through the receipt of restricted stock units (“RSUs”)[2] issued by the Issuer from time to time under its equity plans as compensation for services rendered to the Issuer as an employee and as a director;

●	through the exercise of stock options issued by the Issuer from time to time under

2 Each RSU represents the right to receive one share of common stock upon the vesting of such RSU. Each RSU award vests in equal one-third annual installments beginning on the first anniversary of the date of grant; however, under the equity plans of the Issuer, if Mr. Gorder ceases to be a director, including by his resignation, all of his RSUs will vest in full.

its equity plans as compensation for services rendered to the Issuer as an employee, using personal funds or via “net exercises”;

●	open market purchases using personal funds; and

●	as consideration for relinquishing his right to $2,303,250 in cash to which he otherwise would have been entitled in respect of a portion of the common shares, $.10 par value per share, of Resistance Technology, Inc., a Minnesota corporation (“RTI”), that were owned by Mr. Gorder and were transferred by Mr. Gorder to the Issuer pursuant to a Stock Purchase and Sale Agreement dated September 27, 1993 (the “Stock Purchase Agreement”) among the Issuer, RTI and all the shareholders of RTI whereby the Issuer acquired all of the issued and outstanding capital stock of RTI.

Item 4. Purpose of Transaction.

On February 12, 2020 (the “Trigger Date”), Mr. Gorder was issued 7,582 RSUs by the Issuer under its 2015 Equity Incentive Plan as compensation for services rendered to the Issuer as an employee, which caused his beneficial ownership to exceed 5.0% of the outstanding stock of the Company as of such date. As of the Trigger Date, Mr. Gorder may be deemed to beneficially own a total of 449,968 shares of common stock, representing approximately 5.0%3 of the outstanding common stock of the Issuer, as follows:

●	261,440 shares of common stock held by him;

●	5,000 shares of common stock owned by his wife;

●	20,278 unvested RSUs held by him; and

●	options held by him to purchase 163,250 shares of common stock under the equity plans of the Issuer, all of which were exercisable.

As of the date of filing of this Schedule 13D (“Filing Date”), Mr. Gorder may be deemed to beneficially own a total of 483,657 shares of common stock, representing approximately 5.2%4 of the outstanding common stock of the Issuer, as follows:

●	280,830 shares of common stock held by him;

●	5,000 shares of common stock owned by his wife;

●	34,577 unvested RSUs held by him; and

●	options held by him to purchase 163,250 shares of common stock under the equity plans of the Issuer, all of which were exercisable.

Mr. Gorder acquired the common stock for investment purposes. Mr. Gorder may acquire or dispose of common stock from time to time in the open market or otherwise, including pursuant to Rule 10b5-1, subject to market conditions and other factors.

3 The percentage of Common Stock beneficially owned by Mr. Gorder is based on 8,813,115 shares of the Issuer’s common stock outstanding as of the Trigger Date, based on information provided by the Issuer’s transfer agent.

4 The percentage of Common Stock beneficially owned by Mr. Gorder is based on 9,012,644 shares of the Issuer’s Common Stock outstanding as of March 31, 2021, based on information provided by the Issuer’s transfer agent.

From time to time, Mr. Gorder may exercise some or all of the stock options held by him depending on, among other things, the market value of the common stock as compared to the exercise price of the options relating to the common stock.

Mr. Gorder, as a director of the Issuer, may be asked to consider and vote on potential actions and transactions which may be advantageous to the Issuer, including possible mergers, acquisitions, divestitures, reorganizations or other material changes in the business, corporate structure, management, policies, governing instruments, securities or regulatory or reporting obligations of the Issuer.

Except as discussed above, as of the Trigger Date as of the Filing Date, Mr. Gorder does not have any plan or proposal with respect to the Company as described in Items 4(a)-(j) of Schedule 13D. Mr. Gorder retains the right to modify his plans with respect to the transactions described in this Item 4, to acquire or dispose of the Company’s securities and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.

Item 5. Interest in Securities of the Issuer.

(a)           As of the Trigger Date, Mr. Gorder may be deemed to beneficially own a total of 449,968 shares of common stock, representing approximately 5.0%5 of the outstanding common stock of the Issuer, as follows:

●	261,440 shares of common stock held by him;

●	5,000 shares of common stock owned by his wife;

●	20,278 unvested RSUs held by him; and

●	options held by him to purchase 163,250 shares of common stock under the equity plans of the Issuer, all of which were exercisable.

As of the Filing Date, Mr. Gorder may be deemed to beneficially own a total of 483,657 shares of common stock, representing approximately 5.2%6 of the outstanding common stock of the Issuer, as follows:

●	269,978 shares of common stock held by him;

●	5,000 shares of common stock owned by his wife;

●	34,577 unvested RSUs held by him; and

●	options held by him to purchase 163,250 shares of common stock under the equity plans of the Issuer, all of which were exercisable.

(b)           As of the Trigger Date and as of the Filing Date, Mr. Gorder has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition with respect to all shares of common stock, RSUs and options held by Mr. Gorder as of such date except that Mr.

5 The percentage of Common Stock beneficially owned by Mr. Gorder is based on 8,813,115 shares of the Issuer’s common stock outstanding as of the Trigger Date, based on information provided by the Issuer’s transfer agent.

6 The percentage of Common Stock beneficially owned by Mr. Gorder is based on 9,012,644 shares of the Issuer’s Common Stock outstanding as of March 31, 2021, based on information provided by the Issuer’s transfer agent.

Gorder has shared power to vote or to direct the vote and shared power to dispose or to direct the disposition with respect to 5,000 shares owned by Mr. Gorder’s wife.

(c)           Set forth on Annex A attached hereto is a summary of transactions effected by the Reporting Person during the period beginning 60 days prior to the Trigger Date through the Filing Date.

(d)           No person other than Mr. Gorder and his spouse (with respect to the shares owned by his spouse) has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of common stock described in this Item 5.

(e)           Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As of the Filing Date, Mr. Gorder held the following options to purchase common shares under the Issuer’s equity plans:

Date of Grant	Number of Shares Under Option[7]	Exercise Price per Share	Expiration Date
April 27, 2011	25,000	$4.53	April 27, 2021
January 2, 2012	25,000	$6.26	January 2, 2022
January 5, 2013	25,000	$4.05	January 5, 2023
January 2, 2014	12,500	$3.85	January 2, 2024
January 1, 2015	20,000	$6.87	January 1, 2025
January 3, 2016	20,000	$7.58	January 3, 2026
January 2, 2017	20,000	$6.90	January 2, 2027
July 26, 2017	15,750	$7.05	July 25, 2027
Total	163,250

In addition, as of the Trigger Date and the Filing Date, Mr. Gorder held 20,278 RSUs and 34,577 RSUs, respectively, which will vest in equal installments over a period of three years from the date of grant; however, under the equity plans of the Issuer, if Mr. Gorder ceases to be a director, including by his resignation, all of his RSUs will vest in full.

Other than as indicated above and elsewhere in this statement, Mr. Gorder is not a party to any contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, the transfer or voting of any of the Issuer’s securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

Not applicable.

7 All options are currently exercisable.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 15, 2021	/s/ Mark S. Gorder
Name: Mark S. Gorder

ANNEX A

Transactions by the Reporting Person in the common stock of Intricon Corporation

Set forth below is a summary of transactions effected by the Reporting Person during the period beginning 60 days prior to the Trigger Date through the Filing Date.

Entity/Person	Date of Transaction	Nature of Transaction	Number of Shares of Common Stock	Weighted Average Price per Share ($)
Mark S. Gorder	1/5/20	Withholding of shares by Issuer to pay taxes upon vesting of RSUs	1,436	$17.47*
Mark S. Gorder	2/12/20	Grant of RSUs by Issuer	7,582	$0
Mark S. Gorder	5/1/20	Withholding of shares by Issuer to pay taxes upon vesting of RSUs	888	$13.00*
Mark S. Gorder	10/19/20	Grant of RSUs by Issuer	29,739	$0
Mark S. Gorder	1/1/2021	Grant of RSUs by Issuer	1,089	$0
Mark S. Gorder	3/12/2021	Grant of RSUs by Issuer	3,749	$0

* Represents the value ascribed to the shares withheld for tax purposes, based on the closing price of the common stock on such date